Westlake Chemical Partners LP

2801 Post Oak Boulevard, Suite 600

Houston, Texas 77056

(713) 585-2900

March 22, 2017

By EDGAR

Mr. Jay Ingram

Legal Branch Chief, Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (Registration No. 333-216617) of Westlake Chemical Partners LP

Dear Mr. Ingram:

On behalf of Westlake Chemical Partners LP, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement be accelerated to 4:00 p.m., Washington, D.C. time, on March 24, 2017, or as soon thereafter as practicable.

If you need any additional information, please contact me at (713) 585-2900.

Very truly yours,

WESTLAKE CHEMICAL PARTNERS LP

By:	Westlake Chemical Partners GP LLC, its general partner

By:	/s/ L. Benjamin Ederington
Name:	L. Benjamin Ederington
Title:	Vice President, General Counsel and Secretary